Exhibit 14

Stamps.com Code of Business and Ethical Conduct

The officers, directors and employees of Stamps.com hold an important role in corporate governance. They are uniquely empowered to ensure that shareholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which these officers, directors and employees are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to Stamps.com, the public and other stakeholders. Thus, to the best of their knowledge and ability, they must adhere to and advocate the following principles and responsibilities governing their professional and ethical conduct:

1.	They must always promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships.

2.	They must not use their position for personal gain such as by soliciting or accepting for personal benefit business opportunities that might otherwise accrue to the benefit of Stamps.com.

3.
They must provide the Securities and Exchange Commission, the public and other constituents with reports, documents and information that is full, fair, accurate, complete, objective, relevant, timely and understandable.

4.	They must comply with applicable rules and regulations of federal, state, provincial, local and foreign governments, and other appropriate private and public regulatory agencies.

5.	They must act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.

6.	They must respect the confidentiality of information acquired in the course of their work, except when authorized or otherwise legally obligated to disclose the information.

7.	They should proactively promote ethical behavior as a responsible partner among peers in their work environment and community.

8.	They must responsibly use and control all assets and resources employed or entrusted to them.

9.
They must not take any action to fraudulently influence, coerce, manipulate, or mislead any auditor engaged in the performance of an audit for the purpose of rendering the financial statements materially misleading.

10.
They must promptly report Code violations and suspected illegal, unethical or otherwise dishonest activities to the General Counsel and CFO. The General Counsel and CFO must promptly investigate all such reports. Persons making such reports shall not be retaliated against for doing so. The General Counsel and CFO shall present the results of their investigation to the CEO. If the alleged violation was committed by an officer of Stamps.com, they shall also report the results of their investigation to the Audit Committee of the Board of Directors at its next meeting. The CEO and the Audit Committee shall each be empowered to take merited punitive or corrective action, which may include termination of employment.

Any waiver of this code of ethics may only be made by the Board of Directors. Any such waiver must be promptly disclosed to the shareholders, along with the reasons for the waiver.